Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

June 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Chess Supersite Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed May 22, 2015
Response Letter Filed March 17, 2015
File No. 333-200845

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 for Chess Supersite Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 4, 2015 (the “Comment Letter”) in response to the filing of the Form S-1/A on May 22, 2015. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the comment letter most recently issued on June 4, 2015) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

General

1. We note your response to our comment letter dated April 10, 2015. The revised disclosure states that the selling shareholders will offer and sell their shares at a fixed price “until the Company’s common stock is quoted on the OTC Bulletin Board (or any successor) and thereafter at prevailing market prices or privately negotiated prices.” Please revise to state that the sales will be made at a fixed price for the duration of the offering.

Response: The Company has updated its disclosure throughout the Form S-1 to address this particular comment.

In summary of the foregoing responses to your comments, we trust that the response above as a whole and the revised Form S-1 filed herewith address the recent comment in the Comment Letter. We trust that we have responded satisfactorily to all comments issued by the Commission regarding the Form S-1 as of this time. Hence, we would like to obtain clearance from the Staff to request for acceleration of the Form S-1 as soon as possible once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses. Please let us know when we can submit a formal request for acceleration of the effective date of the Form S-1.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates